KUALA LUMPUR KEPONG BERHAD

(Company No: 15043-V)

BY COURIER

Our Ref: KLK/SE

28 November 2002

02060114

SUPPL

02 DEC -2 AM 8:18

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

Dear Sirs

ANNOUNCEMENT: FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy each of the following announcements which were made to the Kuala Lumpur Stock Exchange, Malaysia for your records:

Date	Title
November 27, 2002	FINANCIAL RESULTS – 4th Quarterly Report
November 27, 2002	ENTITLEMENTS (NOTICE OF BOOK CLOSURE) – Final Dividend
November 27, 2002	ENTITLEMENTS (NOTICE OF BOOK CLOSURE) – Special Dividend
	GENERAL ANNOUNCEMENT
November 19, 2002	Schedule for Release of 4th Quarter Results
November 19, 2002	Listed Companies' Crop – October 2002
November 27, 2002	Proposed Acquisition of a New Double Storey Bungalow in Taman Pinji Mewah, Ipoh From Zarib Komplex Sdn Bhd
November 27, 2002	Proposed Authority to Buy Back its own Shares by the Company; Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature.
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B
November 15, 2002	Employees Provident Fund Board (2 sets)
November 21, 2002	Employees Provident Fund Board (2 sets)
November 25, 2002	Employees Provident Fund Board

Kindly acknowledge receipt of the enclosures at the e-mail address stanleylim@klk.com.my. Please quote the date of our letter in your acknowledgement.

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

Yours faithfully
KUALA LUMPUR KEPONG BERHAD

(J. C. Lim)
Company Secretary

cc. JPMorgan Chase Bank
32nd Floor, One International Finance Centre
No. 1 Harbour View Street, Central, Hong Kong

Attention: Ms. Tintin Subagyo

Form Version 2.0

Financial Results

Submitted by KUALA LUMPUR KEPONG on 27/11/2002 04:59:39 PM
Reference No KL-021127-CC409

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended** : **30/09/2002**

*** Quarter** : ○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other

*** Financial Year End** : **30/09/2002**

*** The figures** : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

qtrly rpt.doc

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/09/2002**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDIN G QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDIN G PERIOD
		30/09/2002	30/09/2001	30/09/2002	30/09/2001
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	700,549	519,882	2,469,071	2,041,614
2	Profit/(loss) before tax	108,820	38,548	347,119	106,559
3	Profit/(loss) after tax and minority interest	85,420	17,512	273,199	61,200

4	Net profit/(loss) for the period	85,420	17,512	273,199	61,200
5	Basic earnings/(loss) per share (sen)	12.03	2.47	38.48	8.62
6	Dividend per share (sen)	14.00	9.00	20.00	15.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net tangible assets per share (RM)	4.8200	4.5600

Remarks :

Note: For full text of the above announcement, please access the KLSE Web site at www.klse.com.my

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		30/09/2002 16	30/09/2001 16	30/09/2002 16	30/09/2001 16
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	84,489	40,746	302,199	155,573
2	Gross interest income	3,978	3,779	13,145	16,457
3	Gross interest expense	1,258	1,226	4,832	3,935

Note: The above information is for the Exchange internal use only.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Income Statements
For the fourth quarter ended 30 September 2002
(The figures have not been audited.)

		3 months ended 30 September		12 months ended 30 September	
		2002	2001	2002	2001
		RM'000	RM'000	RM'000	RM'000
Revenue		700,549	519,882	2,469,071	2,041,614
Operating expenses		(630,493)	(483,890)	(2,197,254)	(1,893,769)
Other operating income		14,433	4,754	30,382	7,728
Operating profit		84,489	40,746	302,199	155,573
Finance cost		(1,258)	(1,226)	(4,832)	(3,935)
Share of results of associated companies		25,589	(972)	49,752	(45,079)
Profit before taxation		108,820	38,548	347,119	106,559
Tax expense		(19,176)	(17,774)	(59,449)	(29,837)
Profit after taxation		89,644	20,774	287,670	76,722
Minority interests		(4,224)	(3,262)	(14,471)	(15,522)
Net profit for the period		85,420	17,512	273,199	61,200
		Sen	Sen	Sen	Sen
Earnings per share	- Basic	12.03	2.47	38.48	8.62
	- Diluted	N/A	N/A	N/A	N/A

N/A - Not applicable

The Condensed Consolidated Income Statements should be read in conjunction with the Annual Financial Report for the year ended 30 September 2001.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Balance Sheets
As at 30 September 2002
(The figures have not been audited.)

	30 September 2002 RM'000	30 September 2001 RM'000
Property, plant and equipment	2,183,584	1,992,330
Property development	68,806	69,711
Associated companies	467,688	510,393
Other investments	69,834	83,440
Intangible assets	18,782	18,772
Goodwill on consolidation	48,859	16,687
	2,857,553	2,691,333
Current assets		
Inventories	425,204	366,498
Trade and other receivables	339,175	253,532
Property development	2,717	-
Cash and cash equivalents	409,686	426,759
	1,176,782	1,046,789
Current liabilities		
Trade and other payables	259,493	202,402
Taxation	12,226	9,929
Term loan and bank overdrafts	106,039	112,737
Finance leases	190	117
	377,948	325,185
Net current assets	798,834	721,604
	3,656,387	3,412,937
Share capital	712,516	712,516
Reserves	2,792,919	2,575,890
	3,505,435	3,288,406
Less: Cost of treasury shares	(13,447)	(12,382)
Shareholders' equity	3,491,988	3,276,024
Minority interests	116,833	109,512
Long term and deferred liabilities		
Deferred taxation	16,583	15,465
Provision for retirement benefits	12,854	10,475
Finance leases	469	207
Term loans	17,660	1,254
	47,566	27,401
	3,656,387	3,412,937
Net tangible assets per share (RM)	4.82	4.56

The Condensed Consolidated Balance Sheets should be read in conjunction with the Annual Financial Report for the year ended 30 September 2001.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Statements of Changes in Equity
For the year ended 30 September 2002
(The figures have not been audited.)

	Share capital RM'000	Capital reserve RM'000	Revaluation reserve RM'000	Capital redemption reserve RM'000	Exchange fluctuation reserve RM'000	General reserve RM'000	Revenue reserve RM'000	Treasury shares RM'000	Total RM'000
ber 2001 as restated	712,516	1,150,482	53,345	6,685	860	14,337	1,350,181	(12,382)	3,276,024
(losses) not recognised									
ncome statement	-	-	-	3,700	42,744	-	(25,936)	-	20,508
y back	-	-	-	-	-	-	-	(1,065)	(1,065)
for the period	-	-	-	-	-	-	273,199	-	273,199
s paid	-	-	-	-	-	-	(76,678)		(76,678)
rom revenue reserve to capital reserve	-	5,437	-	-	-	-	(5,437)	-	-
tember 2002	712,516	1,155,919	53,345	10,385	43,604	14,337	1,515,329	(13,447)	3,491,988
ber 2000	712,516	1,155,554	53,345	5,185	14,210	14,337	1,308,174	(12,382)	3,250,939
adopting MASB 19	-	-	-	-	-	-	71,586	-	71,586
balance	712,516	1,155,554	53,345	5,185	14,210	14,337	1,379,760	(12,382)	3,322,525
(losses) not recognised									
ncome statement	-	(4,615)	-	1,500	(13,350)	-	11,030	-	(5,435)
for the period	-	-	-	-	-	-	61,200	-	61,200
s paid	-	-	-	-	-	-	(102,266)	-	(102,266)
rom capital reserve to revenue reserve	-	(457)	-	-	-	-	457	-	-
tember 2001	712,516	1,150,482	53,345	6,685	860	14,337	1,350,181	(12,382)	3,276,024

nsed Consolidated Statements of Changes in Equity should be read in conjunction with the Annual Financial Report for the year ended 30 September 2001.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Condensed Consolidated Cash Flow Statements
For the year ended 30 September 2002

(The figures have not been audited.)

	12 months ended 30 September	
	2002	2001
	RM'000	RM'000
Cash Flows from Operating Activities		
Profit before taxation	347,119	106,559
Adjustment for non-cash flow :-		
Non-cash items	35,532	136,363
Non-operating items	(10,549)	(15,613)
Operating profit before working capital changes	372,102	227,309
Working capital changes :-		
Net change in current assets	(120,177)	(23,411)
Net change in current liabilities	57,211	3,323
Cash generated from operations	309,136	207,221
Interest paid	(4,832)	(3,742)
Tax paid	(34,375)	(31,485)
Retirement benefit paid	(2,119)	(1,473)
	267,810	170,521
Cash Flow from Investing Activities		
Equity investments	51,997	30,649
Other investments	(248,413)	(124,939)
Net cash used in investing activities	(196,416)	(94,290)
Cash Flow from Financing Activities		
Transactions with owners as owners	(90,329)	(111,598)
Bank borrowings	231	46,608
Net cash used in financing activities	(90,098)	(64,990)
Net (decrease)/increase in cash and cash equivalents	(18,704)	11,241
Cash and cash equivalents at 1 October	402,240	395,897
	383,536	407,138
Foreign exchange differences on opening balances	-	(4,898)
Cash and cash equivalents at 30 September	383,536	402,240

The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Annual Financial Report for the year ended 30 September 2001.

KUALA LUMPUR KEPONG BERHAD
(15043-V)
(Incorporated in Malaysia)

Notes to Interim Financial Reports

A Explanatory Notes to MASB 26

A1. Accounting Policies
The interim financial report is unaudited and has been prepared in compliance with Malaysian Accounting Standards Board ("MASB") Standard 26 - Interim Financial Reporting.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the financial statements for the year ended 30 September 2001 except for the adoption of MASB Standard 19 - Events After Balance Sheet Date whereby the comparative figures have been restated to reflect the impact of the non-recognition of dividends proposed after the balance sheet date. The effect of the change is disclosed in the condensed consolidated statements of changes in equity.

A2. Audit Report
The audit report for the financial year ended 30 September 2001 was not subject to any qualifications.

A3. Seasonal and Cyclical Factors
The Group's plantation operations are affected by seasonal crop production, weather conditions and fluctuating commodity prices. The business of its retailing sector is subject to seasonal sales.

A4. Unusual Items
There were no items affecting the assets, liabilities, equity, net income, or cash flows that are unusual because of their nature, size, or incidence.

A5. Changes in Estimates
There were no significant changes in the amount of estimates reported in prior interim periods or prior financial years that have a material effect in the current interim period.

A6. Issuance or Repayment of Debts and Equity Securities
There were no issuance and repayment of debts and equity securities, share buy-backs, share cancellation, shares held as treasury shares or resale of treasury shares for the current financial year to-date except for 200,000 ordinary shares which was bought back for a total consideration of RM1,064,440 in January 2002 and held as treasury shares.

A7. Dividends Paid

	12 months ended 30 September 2002 RM'000	2001 RM'000
Final paid		
2001 - 9 sen per share less tax	46,007	46,020
(2000 - 9 sen per share less tax)		
Special paid		
2001 - Nil	-	25,566
(2000 - 5 sen per share less tax)		
Interim paid		
6 sen per share less tax	30,671	30,680
(2001 - 6 sen per share less tax)		
	76,678	102,266

A8. Segment Information
Segment information is presented in respect of the Group's business segment.
Inter-segment pricing is determined based on current market prices.

	12 months ended 30 September			
	Revenue		Profit/(Loss) before tax	
	2002 RM'000	2001 RM'000	2002 RM'000	2001 RM'000
Plantation	1,035,263	702,344	206,223	42,442
Manufacturing	868,040	817,089	71,401	94,590
Retailing	583,061	545,073	15,806	11,366
Investment holding	16,596	20,129	16,087	16,577
Others	13,393	10,819	(2,092)	(1,245)
	2,516,353	2,095,454	307,425	163,730
Inter-segment elimination	(47,282)	(53,840)	-	-
	2,469,071	2,041,614	307,425	163,730
Corporate			(5,226)	(8,157)
			302,199	155,573
Finance cost			(4,832)	(3,935)
Share of results of associated companies			49,752	(45,079)
			347,119	106,559

A9. Valuations of Property, Plant and Equipment
The valuations of land and plantation development have been brought forward without amendment from the previous financial statement.

A10. Events Subsequent to Balance Sheet Date
In the interval between the end of the reporting period and the date of this report, no material events have arisen which have not been reflected in the interim financial statements.

A11. Changes in the Composition of the Group

(a) Upon the termination of the Joint Venture Agreement between KL-Kepong Property Holdings Sdn Bhd (a wholly-owned subsidiary) and Land & General Bhd on 20 August 2002, Lembah Beringin Sdn Bhd, Clarity Crest Sdn Bhd and Key Century Sdn Bhd ceased to be associated companies of the Group.

(b) On 4 September 2002, Verdant Plantations Limited, a company incorporated in the Republic of Mauritius, became a wholly-owned subsidiary of the Company.

A12. Changes in Contingent Liabilities and Contingent Assets

There were no contingent liabilities or contingent assets since the last annual balance sheet date.

B Explanatory Notes of the KLSE Revised Listing Requirements

B1. Review of Performance

The Group's pre-tax profit for the 4th Quarter surged 182.3% to RM108.8 million when compared to last year's 4th Quarter's profit. This significant increase in the 4th Quarter's profit was due to higher palm product prices and higher FFB production. Furthermore, unlike the preceding year's corresponding quarter, there was no exceptional charges arising from the Group's major associate, Yule Catto & Co plc.

For the year ended 30 September 2002, the Group reported a significant increase of 225.8% in the profit before tax of RM347.1 million when compared to the preceding year's profit. The sharp rise in plantation profit coupled with the absence of associate's exceptional charges were the main reasons for the Group's improved results. Better palm product prices and the increase in FFB production contributed to the higher plantation profit.

B2. Variation of Results to Preceding Quarter

For the 4th Quarter under review, the Group posted a 44.7% improvement in the pre-tax profit to RM108.8 million in comparison to the profit achieved in the previous quarter. Improved results from retailing and the inclusion of the results of overseas listed associated companies contributed towards the increase in the pre-tax profit for the quarter under review.

B3 Current Year Prospects

The Directors are of the opinion that the Group's profit for the current financial year ending 30 September 2003 will be substantially higher than that of the preceding year if the prevailing favourable palm product prices continue and in view of an anticipated increase in FFB production.

B4. Profit Forecast and Profit Guarantee

The Group did not issue any profit forecast or profit guarantee during the current financial year to-date.

B5. Tax Expense

	3 months ended 30 September		12 months ended 30 September	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Malaysian taxation	8,344	11,767	38,996	20,310
Overseas taxation	815	(1,613)	890	2,555
Transfer to deferred taxation	208	1,416	931	1,248
	9,367	11,570	40,817	24,113
(Over)/Under provision in respect of previous years	(314)	16	(522)	31
	9,053	11,586	40,295	24,144
Share of associated companies' taxation	10,123	6,188	19,154	5,693
	19,176	17,774	59,449	29,837

The effective tax rate for the current quarter and financial year to-date are lower than the statutory tax rate due principally to availability of unabsorbed tax losses and tax allowances brought forward to set off against the profit for the current period of certain subsidiary companies.

B6. Sale of Unquoted Investments and Properties

	3 months ended 30 September		12 months ended 30 September	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Surplus on sale of unquoted security	275	-	275	-
Surplus on sale of property	22	-	7,005	-
Surplus arising from government acquisitions of land	1,569	193	3,791	831

B7. Quoted Securities

(a) Purchases and sales of quoted securities other than securities in existing subsidiaries for the current quarter and financial year to-date :-

	3 months ended 30 September		12 months ended 30 September	
	2002	2001	2002	2001
	RM'000	RM'000	RM'000	RM'000
Purchases of quoted securities	25,289	2,733	34,055	16,898
Sales proceeds of quoted securities	14,795	7,546	47,813	15,811
(Deficit)/Surplus on sales of quoted securities	(8,258)	2,039	(3,778)	521

(b) Investments in quoted securities other than securities in existing subsidiaries as at end of the reporting period were as follows :-

	30 September 2002 RM'000	30 September 2001 RM'000
At cost		
Associated companies	156,322	156,322
Other investments	71,449	88,876
	227,771	245,198
At carrying value less allowance		
Associated companies	393,795	403,186
Other investments	65,134	77,927
	458,929	481,113
At market value		
Associated companies	464,325	300,471
Other investments	65,830	58,640
	530,155	359,111

B8. Status of Corporate Proposals Announced

(a) On 4 September 2002, the Company completed the acquisition of the entire issued and paid-up share capital of Verdant Plantations Limited, a company incorporated in the Republic of Mauritius, comprising 3,159,000 ordinary shares of USD1.00 each for a total consideration of USD7,440,000.

(b) The Sale and Purchase Agreement in relation to the proposed acquisition of 48% equity stake of the issued and paid-up share capital of Selat Bersatu Sdn Bhd comprising 4,800,001 ordinary shares of RM1.00 each for a total consideration of RM9,600,000 has lapsed due to the non-fulfillment of conditions precedent set out in the aforesaid Agreement.

B9. Group Borrowings

As at the end of the reporting period, the Group's borrowings were as follows :-

	30 September 2002 RM'000	30 September 2002 Amount in Foreign Currency '000	30 September 2001 RM'000	30 September 2001 Amount in Foreign Currency '000
(a) Term Loans				
Repayable within 12 months :-				
- Secured	44,414	GBP7,482	33,918	GBP6,060
	706	CAD293	465	CAD193
	5,369	AUD2,600	2,590	AUD1,400
	22,811	USD6,000	49,350	USD13,000
	1,999	HKD4,100	-	
	75,299		86,323	
- Unsecured	4,590	Rmb10,000	6,793	Rmb14,800
	79,889		93,116	

	30 September 2002 RM'000	Amount in Foreign Currency '000	30 September 2001 RM'000	Amount in Foreign Currency '000
Bank Overdraft				
- Secured	8,896	USD2,340	7,679	USD2,023
	7,354	CAD3,053	6,528	CAD2,714
	6,645	GBP1,120	2,232	GBP398
	303	HKD623	-	
	23,198		16,439	
- Unsecured	2,952	GBP497	2,956	GBP528
	-		105	HKD215
	-		121	
	2,952		3,182	
	26,150		19,621	
Total	106,039		112,737	

(b) Term Loans

Repayable after 12 months :-				
- Secured	966	CAD402	1,254	CAD520
	15,194	GBP2,560	-	
	1,500	HKD3,078	-	
	17,660		1,254	

B10. Financial Instruments with Off Balance Sheet Risk

As at the date of this report, the Group does not have any material financial instruments with off balance sheet risk.

B11. Material Litigation

There was no pending material litigation as at the date of this report.

B12. Dividends

(a) (i) A final and special ordinary dividend have been recommended;

(ii) The amount per share :-
- Final Dividend : 9 sen per share less 28% Malaysian income tax
- Special Dividend : 5 sen per share less 28% Malaysian income tax

(iii) The previous corresponding period :-
- Final Dividend : 9 sen per share less 28% Malaysian income tax

(iv) The date payable : 20 March 2003 payable to shareholders registered on the Company's Register as at 21 February 2003;

(v) A Depositor with the Malaysian Central Depository shall qualify for entitlement to the dividends only in respect of :-

(a) Shares deposited into the Depositor's securities account before 12.30 p.m. on 19 February 2003 in respect of shares which are exempted from mandatory deposit;

(b) Shares transferred into the Depositor's securities account before 12.30 p.m. on 21 February 2003 in respect of ordinary transfers; and

(c) Shares bought on the Kuala Lumpur Stock Exchange on a cum entitlement basis according to the Rules of the Kuala Lumpur Stock Exchange.

Registrable transfers received by the Company's Branch Registrar in United Kingdom on or before 21 February 2003 will be registered for entitlements to the dividend payments.

(b) The total dividends for the current financial year is 20 sen per share (2001 : 15 sen per share) less 28% Malaysian income tax.

B13. Earnings Per Share

Basic earnings per share

The earnings per share is calculated by dividing the net profit for the period by the weighted average number of shares of the Company in issue during the period.

		3 months ended 30 September		12 months ended 30 September	
		2002	2001	2002	2001
(a)	Net profit for the period (RM'000)	85,420	17,512	273,199	61,200
(b)	Issued ordinary shares at beginning of the period	709,977,128	710,177,128	710,177,128	710,177,128
	Effect of shares repurchased in January 2002	-	-	(150,000)	-
	Weighted average number of shares	709,977,128	710,177,128	710,027,128	710,177,128
(c)	Earnings per share (sen)	12.03	2.47	38.48	8.62

By Order of the Board
J. C. LIM
FAN CHEE KUM
Company Secretaries

27 November 2002

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by KUALA LUMPUR KEPONG on 27/11/2002 04:59:21 PM
Reference No KL-021127-4A10D

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date :**21/02/2003**

* Entitlement time :**12:30:00 PM**

* Entitlement subject :**Final Dividend**

* Entitlement description

A final dividend of 9% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2002**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**20/03/2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**21/02/2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**19/02/2003**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**9**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 21 February 2003 will be registered for entitlements to the dividend payment.

/ska

Form Version 2.0

Entitlements (Notice of Book Closure)

Submitted by **KUALA LUMPUR KEPONG** on **27/11/2002 04:59:31 PM**
Reference No **KL-021127-4A10E**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Entitlement date :**21/02/2003**

* Entitlement time :**12:30:00 PM**

* Entitlement subject :**Special Dividend**

* Entitlement description

A special dividend of 5% less 28% Malaysian Income Tax

Period of interest payment : to

Financial Year End :**30/09/2002**

Share transfer book & register of members will be closed from : to

(both dates inclusive) for the purpose of determining the entitlements

* Registrar's name ,address, telephone no

Kuala Lumpur Kepong Berhad
Wisma Taiko
1 Jalan S.P. Seenivasagam
30000 Ipoh
Perak Darul Ridzuan
Tel: 605-2417844

Payment date :**20/03/2003**

A depositor shall qualify for the entitlement only in respect of:

* a) Securities transferred into the Depositor's Securities Account before 12:30 pm in respect of ordinary transfers :**21/02/2003**

b) Securities deposited into the Depositor's Securities Account before 12:30 pm in respect of securities exempted from mandatory deposit :**19/02/2003**

c) Securities bought on KLSE on a cum entitlement basis according to the rules of the KLSE.

Number of new shares/securities issued (units) (If applicable) :

* Entitlement indicator :○ **Ratio** ○ **RM** ● **Percentage**

* Entitlement in percentage (%) :**5**

Remarks

Registrable transfers received by the Company's Branch Registrar, United Kingdom on or before 21 February 2003 will be registered for entitlements to the dividend payment.

/ska

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 19/11/2002 12:38:03 PM
Reference No KL-021119-97A0E

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Schedule for Release of 4th Quarter Results

* **Contents :-**

We wish to advise that the 4th Quarter Results (July to September 2002) of the KLK Group is scheduled for release on Wednesday, 27 November 2002 evening.

ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **19/11/2002 10:49:33 AM**
Reference No **KL-021119-F8365**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :
Listed Companies' Crop
October 2002

* **Contents :-**

We submit below the crop figures for the month of **October 2002:-**

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2002		
	Oct	Nov	Dec
Oil Palm (FFB) (mt)	171,955		
Rubber (kg)	2,772,823		

	2003								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Oil Palm (FFB) (mt)									
Rubber (kg)									

/gcs

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 27/11/2002 04:59:34 PM
Reference No KL-021127-4A10F

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

PROPOSED ACQUISITION OF A NEW DOUBLE STOREY BUNGALOW IN TAMAN PINJI MEWAH, IPOH FROM ZARIB KOMPLEX SDN BHD [101453-V] ("ZARIB KOMPLEX")["PROPOSED ACQUISITION"]

* **Contents :-**

Pursuant to the KLSE Listing Requirements Paragraphs 10.08 and 10.07, Kuala Lumpur Kepong Berhad ("KLK") wishes to announce the following related party transaction:

Introduction

KLK's wholly-owned subsidiary, Kulumpang Development Corporation Sdn Bhd ("KDC") proposes to purchase a new double storey bungalow in Taman Pinji Mewah, Ipoh from Zarib Komplex to provide accommodation to the Group's Training Manager. The KLK Group operates a residential Training School in Ipoh which conducts courses for its plantation personnel.

Zarib Komplex is a well established licensed housing developer in Ipoh with its registered office at No. 39 Persiaran Zarib 1, Taman Pinji Mewah, 31500 Lahat, Ipoh.

Description of the Residential Property

Details of the residential property to be purchased are as follows:

Type of building	Double Storey Bungalow
Title particulars	H.S. (D) Ka 30689 P.T. No. 120185 Mukim Hulu Kinta District of Kinta State of Perak

Approximate age of building	Newly completed with Certificate of Fitness for Occupation issued
Total land area	6,735 sq. ft. with a built-up area of 3,370 sq. ft.
Tenure and expiry date	Leasehold expiring on 12 December 2092
Existing encumbrances	Nil
Purchase consideration (cash)	RM532,000 (after a discount of 5% from the developer's sale price of RM560,000)
Proposed use of building	As accommodation for Training Manager

Rationale

The rationale for acquiring the above property are to provide a permanent accommodation to the Training Manager, that is purchased at a reasonable price and located with convenient access to the Training School.

Funding

The acquisition of the double storey bungalow in Taman Pinji Mewah, Ipoh is from the Group's internal funds. A 10% deposit amounting to RM53,200 will be paid on signing of the Sale and Purchase Agreement, once the necessary shareholders' approval has been obtained. The balance of RM478,800 shall be paid within 3 months of signing the Sale and Purchase Agreement.

Effects on the Company

The Proposed Acquisition will not have any effect on the share capital of the Company nor any material effect on the Net Tangible Assets and Earnings Per Share of the Group.

Directors' and Substantial Shareholders' Interests

The Proposed Acquisition is a related party transaction but is considered not material.

The following Directors and major shareholders of KLK are interested in the Proposed Acquisition:

1. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian, who are Directors of KLK are deemed major shareholders of KLK and Zarib Komplex and are also themselves direct major shareholders of Zarib Komplex;

2. Dato' Lee Oi Hian is a director and deemed major shareholder of KDC;

3. Dato' Lee Soon Hian is a common director in KLK and Zarib Komplex; and

4. By virtue of Section 6A of the Companies Act, 1965, the Wan Hin Investments Sdn Bhd group of companies are deemed major shareholders of KLK. Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian are major shareholders of Di-Yi Sdn Bhd, High Quest Holdings Sdn Bhd and Elionai Sdn Bhd respectively, which in turn are major shareholders of Wan Hin Investments Sdn Bhd and accordingly all these parties are to be regarded as interested in the Proposed Acquisition.

The abovementioned interested Directors have abstained from all Board deliberations and approval of the Proposed Acquisition.

Save as disclosed, none of the other KLK Directors or major shareholders of KLK have any interest, direct or indirect, in the Proposed Acquisition.

Shareholders' Approval

The Proposed Acquisition does not fall within the class of transactions which requires shareholders' approval at a General Meeting under the KLSE Listing Requirements. However, shareholders' approval is required pursuant to Section 132E of the Companies Act, 1965. The approval of the shareholders for the Proposed Acquisition will be sought at an Extraordinary General Meeting of the Company to be convened on the same day of the forthcoming Company's Annual General Meeting. A Circular containing the details of the Proposed Acquisition will be despatched to the shareholders of KLK in due course.

Directors' Statement

With Dato' Lee Oi Hian, Dato' Lee Hau Hian and Dato' Lee Soon Hian abstaining, the other Directors of KLK are of the opinion that the Proposed Acquisition is in the best interest of the Group.

Note:
As the said acquisition was transacted based on the current developers' selling price minus 5% discount, the Board did not deem it necessary to carry out any valuation.

LJC/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by KUALA LUMPUR KEPONG on 27/11/2002 04:59:36 PM
Reference No KL-021127-4A110

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

- **Proposed Authority to Buy Back its own Shares by the Company;**
- **Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature**

("hereinafter referred to as "Proposals")

* **Contents :-**

Introduction

Kuala Lumpur Kepong Berhad ("KLK") wishes to announce that it will be seeking shareholders' approvals for the following proposals at its Extraordinary General Meeting ("EGM") to be convened on the same day as its Annual General Meeting ("AGM") to be held on 20 February 2003:

- Proposed Authority to Buy Back its own Shares by the Company ["Proposed Share Buy Back"]
- Proposed Shareholders' Mandate for recurrent Related Party Transactions of a Revenue or Trading Nature ["Proposed Shareholders' Mandate"]

Proposed Share Buy Back

The mandate granted at the last AGM of the Company held on 30 January 2002, by its shareholders to the Directors for the Company to buy back KLK's own Shares, will expire at the conclusion of the forthcoming AGM of KLK. The Board has proposed that a fresh mandate be sought from the shareholders for the Company to buy back its own Shares up to an amount not exceeding 10% of the Issued and Paid-up Share Capital (excluding treasury shares) of KLK or 70.9 million KLK Shares.

Proposed Shareholders' Mandate

At the AGM held on 30 January 2002, the shareholders of KLK had also granted a mandate for KLK and/or its subsidiaries to enter into recurrent related party transactions of a revenue or

trading nature which are necessary for the Group's day-to-day operations in the ordinary course of business, provided that such transactions are made at arms' length, on normal commercial terms which are not more favourable to the related parties than those generally available to the public and are not to the detriment of the minority shareholders of the Company. The said mandate also will expire at the conclusion of the forthcoming AGM of the Company.

Pursuant to Paragraph 10.09 of the Kuala Lumpur Stock Exchange ("KLSE") Listing Requirements and KLSE Practice Note No. 12/2001, the Board has proposed that a fresh mandate be sought from the shareholders to allow the KLK Group to enter into recurrent related party transactions of a revenue or trading nature at the EGM to be held on the same day of the Company's AGM.

Circular to Shareholders

A Circular containing the details of the Proposals will be despatched to the shareholders of KLK in due course.

LJC/ska

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15/11/2002 04:23:11 PM
Reference No KL-021115-DA405

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **05/11/2002**	* **50,000**	
Acquired	**06/11/2002**	**30,000**	
Disposed	**06/11/2002**	**93,000**	

* Circumstances by reason of which change has occurred : **Purchase of shares managed by portfolio manager and Sales of equity**
* Nature of interest : **Direct**
Direct (units) : **37,252,500**
Direct (%) : **5.25**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **37,252,500**

* Date of notice : **06/11/2002** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 15/11/2002 04:23:31 PM
Reference No KL-021115-DA406

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/11/2002**	* **75,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity**
*	Nature of interest	: **Direct**
	Direct (units)	: **37,177,500**
	Direct (%)	: **5.24**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **37,177,500**
*	Date of notice	: **08/11/2002** 16

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/11/2002 03:45:57 PM
Reference No KL-021121-A597C

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J. C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **05/11/2002**	* **46,000**	
Acquired	**08/11/2002**	**82,000**	
Acquired	**11/11/2002**	**20,000**	
Acquired	**12/11/2002**	**80,000**	
Acquired	**13/11/2002**	**140,000**	
Disposed	**13/11/2002**	**116,000**	
Disposed	**14/11/2002**	**80,000**	

* Circumstances by reason of which change has occurred : **Sales of equity and Purchase of shares managed by portfolio manager**
* Nature of interest : **Direct**

Direct (units) : **37,139,500**
Direct (%) : **5.23**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **37,139,500**

* Date of notice : **14/11/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 21/11/2002 03:45:49 PM
Reference No KL-021121-A597B

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J. C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **11/11/2002**	* **101,000**	
Disposed	**12/11/2002**	**49,000**	
Disposed	**12/11/2002**	**60,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Sales of equity managed by portfolio manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **36,967,500**
	Direct (%)	: **5.21**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **36,967,500**
*	Date of notice	: **12/11/2002**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by KUALA LUMPUR KEPONG on 25/11/2002 04:47:50 PM
Reference No KL-021125-005D7

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

as above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **15/11/2002**	* **169,000**	
Disposed	**18/11/2002**	**18,000**	
Acquired	**14/11/2002**	**16,000**	
Disposed	**18/11/2002**	**50,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity, Purchase of shares managed by portfolio manager and Sales of equity managed by portfolio manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**36,918,500**
Direct (%)	:	**5.2**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**36,918,500**

* Date of notice : **18/11/2002** [16]

Remarks :
fsc